June 6, 2013

Via EDGAR

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549

Re:                             Rent-A-Center, Inc.
Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”)
Filed February 26, 2013

Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”)

Filed March 25, 2013
File No. 0-25370

Dear Mr. Cash:

This letter sets forth the responses of Rent-A-Center, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 23, 2013 (the “Comment Letter”) with respect to the above-referenced filings.  For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Comparison of the Years Ended December 31, 2012 and 2011

1.                                      We note that your store revenue has increased by $195.7 million, and that same store revenues comprised $33.6 million of the increase. Please tell us and expand your narrative in future filings to quantify any other significant factors which contributed to the fluctuation in your store revenue. For example, it appears to us that acquisitions, volume of units on rent, and/or merchandise sales may also impact your store revenue on a period-to-period basis. Refer to Item 303(A)(3)(i) of Regulation S-K, as well as Section 501.04 of the SEC Codification of Financial Reporting Policies.

Response:   The individual components that contributed to the $195.7 million increase in store revenue from 2011 to 2012 were as follows (dollar amounts in millions):

Nature of revenue	Increase from 2011 to 2012	% Increase from 2011 to 2012
RAC Acceptance rentals and fees	$130.2	85.1%
RAC Acceptance merchandise sales	19.7	49.1%
International rentals and fees	19.7	118.6%
Core U.S. merchandise sales	18.5	8.5%
Core U.S. rentals and fees	7.4	0.3%
Other	0.2	0.3%
Total	$195.7	6.9%

As stated in our “2012 Overview” and in our “Store Revenue” narrative, we believe the primary drivers of store revenue growth in 2012 were the new locations in RAC Acceptance, the new stores in Mexico and an increase in the number of customers exercising early purchase options in the Core U.S. and RAC Acceptance segments. In 2012, we added 216 locations in the RAC Acceptance segment and 38 stores in Mexico. In the Core U.S. segment, the increase in early purchase options was the primary driver of the increase in store revenue rather than the volume of units on rent.

While store acquisitions generally increase the number of agreements on rent with a resulting increase in revenue, acquisitions during the year ended December 31, 2012, were not a significant driver of the increase in store revenue because such acquisitions were immaterial in relation to our total number of stores.

In future filings, we will quantify significant factors which contribute to fluctuations in store revenue in accordance with Item 303(A)(3)(i) of Regulation S-K, as well as Section 501.04 of the SEC Codification of Financial Reporting Policies.

2.                                      Please tell us and revise future filings, as applicable, to explain how changes in the promotional sales strategies in the Core U.S. Segment impacted your gross margin in 2012.

Response:  From time to time, the Company uses product promotions that are designed to provide increased value to our customers, similar to what traditional retailers refer to as sales or sales events. Our gross margin in 2012 was negatively impacted by a sales strategy that shortened the length of the rental agreement so our customer could own the merchandise sooner. This strategy decreased the amount of time that a given product was in our system, which negatively impacted gross margin in 2012. This strategy was used in the Core U.S. segment because of the mature store base in that segment.

In addition, all merchandise sales historically generate less gross margin than our traditional rent-to-own agreements, so an increase in merchandise sales also negatively impacts gross margin.

In future filings, we will explain, when applicable, how changes in promotional strategies impact our gross margin.

3.                                      Please tell us and more fully describe, in future filings, the major components of the increase in salaries and other expenses associated with the expansion of your RAC Acceptance and International segments, as applicable.

Response:  In the “Significant Accounting Policies” section of Part II, Item 7, we describe Salaries and Other Expenses as all salaries and wages paid to store level employees, together with district managers’ salaries, payroll taxes and benefits, and travel, as well as all store level general and administrative expenses and selling, advertising, insurance, occupancy, delivery, charge offs due to customer stolen merchandise, fixed asset depreciation and other operating expenses. We internally refer to this as our “four wall” expense, since it includes all costs at the store or kiosk location level. In the “2012 Overview” of Item 7, we stated that our RAC Acceptance segment added 216 locations during 2012 and that we added 38 stores in Mexico in 2012 to alert the reader that salaries and other expenses will generally increase with an increase in store count.

Consolidated salaries and other expenses increased $71.1 million from 2011 to 2012, consisting primarily of $38.2 million in the RAC Acceptance segment and $20.4 million in the International segment. In the RAC Acceptance segment, the increases were primarily in payroll and payroll related costs of $26.9 million, charge offs of $11.2 million and other expenses of $0.1 million. Because of the kiosk model used in this segment, other components of salaries and other expenses have not been significant to date. In the International segment, the increases were primarily in payroll and payroll related costs of $13.5 million, occupancy costs of $4.4 million, charge offs of $1.7 million and other expenses of $0.8 million.

In future filings, we will more fully describe the major components of the increase in salaries and other expenses.

4.                                      In future annual and quarterly filings, please expand your MD&A to include a discussion of the changes in segment revenue and segment earnings, between comparative periods, for each of your segments. Your narrative should quantify the reasons you identify for the material changes in your segment revenue, as well as address and quantify the underlying factors that contributed to changes in segment earnings from period-to-period.

Response:  In future annual and quarterly filings, we will expand our MD&A to include a discussion of the changes in segment revenue and segment earnings, between comparative periods.

Item 8. Financial Statements and Supplementary Data, page 61

Note P — Segment Information, page 61

5.                                     We note from your narrative that you offer merchandise from four basic product categories: consumer electronics, appliances, computers, furniture and accessories. Please revise future filings to provide revenue by product as provided in FASB ASC 280-10-50-40.

Response:  In future filings, we will provide revenue by product categories as provided in FASB ASC 280-10-50-40.

Definitive Proxy Statement on Schedule 14A

Explanation of CEO Compensation Increase in 2012, page 26

6.                                      We note your disclosure that in 2012 Mr. Speese received certain equity awards instead of the long-term cash award he has received in past years. Please advise why you determined to alter the structure of Mr. Speese’s compensation in 2012, including how you determined the amount of the award.

Response:  In each of the years 2006 to 2011, the Compensation Committee took account of the number of shares of our common stock then held by Mr. Speese in determining Mr. Speese’s long-term incentive compensation award for that year.  In each of those years, the Compensation Committee awarded Mr. Speese a long-term incentive compensation award payable in cash instead of equity because it believed that an award payable in cash would better motivate Mr. Speese to achieve our short- and long-term strategic goals given Mr. Speese’s already significant ownership of our common stock.  In 2011, the Compensation Committee engaged the Hay Group to assess our executive compensation arrangements, including those for the Company’s Chief Executive Officer (“CEO”), for competitiveness and conformance with corporate governance best practices.  Based on its review of the data compiled by the Hay Group, the Compensation Committee determined that for 2012 a long-term incentive compensation award payable in equity instead of cash would be appropriate for Mr. Speese because it would more closely align the equity component of Mr. Speese’s 2012 total direct compensation with the competitive market data compiled by the Hay Group, and because aligning Mr. Speese’s pay mix with the pay mix of the other named executive officers is more consistent with corporate governance best practices.  As a result, in 2012, the Compensation Committee awarded Mr. Speese a long-term equity incentive award consisting of a mix of 35% stock options, 25% time-based restricted stock units, and 40% performance-based restricted stock.  The amount of Mr. Speese’s 2012 long-term equity incentive compensation was determined by the Compensation Committee to be commensurate with the 50th percentile of CEOs of similarly-situated companies, including the Peer Group (as defined in the Proxy Statement).

In addition, pursuant to your request, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact Dawn Wolverton in the Company’s legal department at (972) 801-1160, or by facsimile at (972) 801-1476.

Sincerely,

/s/ Robert D. Davis
Robert D. Davis
Executive Vice President—Finance, Chief Financial Officer and Treasurer
Rent-A-Center, Inc.

cc:                                Dale Welcome, Securities and Exchange Commission

Erin Jaskot, Securities and Exchange Commission

Pamela Long, Securities and Exchange Commission

Dawn M. Wolverton, Rent-A-Center, Inc.

Thomas W. Hughes, Norton Rose Fulbright (Fulbright & Jaworski L.L.P.)